Yuantong Wang Huaizhong Health Group, Inc. Tianan Technology Park 13/F Headquarters Center Building 16 555 Panyu North Ave, Panyu District, Guangzhou City, China Email: dennistan1612@gmail.com

August 1, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Attention:	Mr. Robert Babula

Mr. Gus Rodriguez

Re:	Huaizhong Health Group, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2022

Filed March 27, 2023

File No. 000-55369

To the Reviewing Staff Members of the Commission:

On behalf of Huaizhong Health Group, Inc., a Nevada company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 2, 2023 on the Company’s Form 10-K for the Fiscal Year Ended October 31, 2022 filed on March 27, 2023 (the “Form 10-K”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended October 31, 2022

General

1.

We note that you did not report the delinquency in filing either your Form 10-K, which was due on January 30, 2023 but not filed until March 27, 2023, or your subsequent Form 10-Q, which was due on March 17, 2023 but not filed on May 26, 2023.

You are required to file a Form 12b-25 within one business day of the due date for periodic reports that are not filed by the due date, pursuant to Rule 12b-25 of Regulation 12B, which should include an explanation of your inability to file the report in a timely manner, and the reasons therefore in reasonable detail.

Given that your Form 10-Q for the second quarter will be due on June 14, 2023 and will cover the period of the acquisition of Sannong Youxuan (BVI) Limited on March 27, 2023, if you are also delinquent in filing this report, you should provide substantive details in Form 12b-25 of the circumstances and reasons for the delay.

Please confirm that you will comply with this filing obligation, to include clarifying the extent to which the circumstances underlying your delinquency in filing the Form 8-K also impact your compliance with the deadline for filing the Form 10-Q.

Response: We acknowledge our failure to file the Form 12b-25 for Form 10-K which was due on January 30, 2023 and the Form 10-Q which was due on June 14, 2023 and we will file Form 12b-25 for any late filing in the future. Concurrently with this response letter, we are filing the Form 12b-25 for the Form 10-Q for the period ended April 30, 2023.

2.

Please confirm your understanding that you will need to include financial statements of Sannong Youxuan (BVI) Limited as your predecessor, covering the comparative periods prior to your acquisition, in the periodic reports that include the period in which the transaction occurred and those that cover subsequent periods.

For example, unless you are contemplating a change in fiscal year, we expect that your interim report for the quarter ended April 30, 2023 will include financial statements of Sannong Youxuan (BVI) Limited for the quarter and six months ended April 30, 2022, and for the periods from October 31, 2022 to the date of acquisition of March 27, 2023, and for the period from January 31, 2023 to March 27, 2023; these will be incremental to your financial statements covering the quarter and reflecting the acquisition.

Tell us the fiscal year-end that has been utilized by Sannong Youxuan (BVI) Limited and if this is not also October 31, clarify whether you expect to adopt its fiscal year-end, recast its financial statements to maintain your October 31 fiscal year-end, or file financial statements of the entity covering a transition period.

Please also confirm your understanding that you will need to obtain an audit of the interim financial statements of Sannong Youxuan (BVI) Limited (as your predecessor), covering the period subsequent to its most recently completed fiscal year up to the date of your acquisition, no later than when filing your annual report for the fiscal year ended October 31, 2023. This audit requirement is incremental to the audits of the annual periods that are required in the Form 8-K; the audited interim financial statements along with an audit opinion will be required in your next annual report.

However, if you are contemplating a change in your fiscal year, provide us with details of these plans as alternative guidance may be necessary.

Response: In response to the Staff’s comments, on July 17, 2023, the Company, Sannong Youxuan (BVI) Limited (the “Target”), and Sannong Youxuan Holdings Limited, the sole shareholder of the Target (the “Seller”) entered into a Termination Agreement (the “Termination Agreement”), pursuant to which the Company and the Seller agreed to terminate the Share Exchange Agreement dated March 27, 2023. Accordingly, the Seller, the Target and the Company, on their own behalf and on behalf of their affiliates and other related parties, mutually released the other party from any claims that may have been made by such party against the other party arising from or relating to the Share Exchange Agreement, including the performance thereof and further payment obligations of any kind in connection therewith. We have filed a Form 8K/A on July 17, 2023 regarding the termination of the foresaid acquisition. As a result, we believe that it is not necessary to include the financial statements of Sannong Youxuan (BVI) Limited.

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Form 8-K filed March 27, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

3.

We note your response to prior comment 2 in which you propose to maintain and not resolve your delinquency concerning the information required by Rule 13a-11 of Regulation 13A, which requires that you file a Form 8-K (with all of the information prescribed and within the period specified by the form) until August 23, 2023.

Given that you were a shell company just prior to completing your acquisition of Sannong Youxuan (BVI) Limited on March 27, 2023, you were required to file a Form 8-K, having all of the information that would ordinarily be required in a registration statement on Form 10, by March 31, 2023 (i.e. within four business days of completing the transaction), to comply with General Instruction B.1, Item 2.01(f), and Item 9.01(c) of Form 8-K.

In your response, you state that you are "in the process of preparing the Form 10" and that "auditing of the Sannong Youxuan will take several months," although you do not explain your present delinquency of two months, nor offer rationale for your request to extend the delinquency to nearly five months beyond the deadline.

We are not in a position to extend the deadline and therefore believe that you should amend the Form 8-K to provide all of the required information without further delay.

Response: In response to the Staff’s comments, as a result of the Termination Agreement dated July 17, 2023, we believe that we are no longer obligated to file the Form 8-K and Form 10 regarding the acquisition.

4.

If you do not intend or are unable to comply with the filing obligation referenced above tell us the reasons in your response. For example, clarify whether you presently have the financial statements and access to the underlying accounting records for the entity acquired, and confirm the periods to which that information pertains. If you do not have these financial statements, explain the reasons and describe the extent of any efforts that you have undertaken to obtain or compile any missing accounting records.

Also identify the auditor that you have engaged to audit the financial statements of the entity, specify the date on which the audit commenced or will commence and the periods that will be audited pursuant to your engagement letter. Explain to us the reasons that you believe it would take several months to complete the audit.

Please confirm your understanding that the requirements referenced above, concerning the content required in the Form 8-K, is for information that would be consistent with that prescribed for a Form 10 registration statement in the Form 8-K, and is not otherwise imposing a requirement to incrementally file a Form 10 registration statement.

Response: For the same reason stated above that the Company and Sannong Youxuan Holdings Limited agreed to terminate the acquisition of Sannong Youxuan (BVI) Limited, audited financial statements of Sannong Youxuan (BVI) Limited is no longer required and we have met the filing requirement by the Form 8-K/A filed on July 17, 2023 regarding the termination of the acquisition.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact me at dennistan1612@gmail.com.

Very truly yours,

By:	/s/ Yuantong Wang
Name:	Yuantong Wang

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